UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2004

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

THE FIAT S.P.A. BOARD OF DIRECTORS REVIEWS THE 2005 BUDGET AND COOPTS PASQUALE PISTORIO

SIGNATURES

THE FIAT S.P.A. BOARD OF DIRECTORS REVIEWS THE 2005 BUDGET AND COOPTS PASQUALE PISTORIO

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Luca Cordero di Montezemolo.

The meeting focused on the review of the Group preliminary budget data for 2005.

Group consolidated data for the fourth quarter and full 2004 will be examined on the occasion of the next Board meeting, scheduled for February 28, 2005.

In addition, the Board resolved to start reorganization of shareholdings and activities within the Group in order to focus on the role of Fiat S.p.A. as the exclusive and direct shareholder of operating Sectors and financial activities. At the same time, FIAT Partecipazioni S.p.A. shall take on the role of principal sub-holding of the Group, with portfolio interests and activities not belonging to the operating Sectors.

Upon proposal by the Chairman, Mr. Pasquale Pistorio has been coopted to the Board. Mr. Pistorio satisfies the independence requirements envisaged by the Corporate Governance Code for Italian Listed Companies.

Pistorio has also become a member of the Nominating and Compensation Committee, in replacement of Hermann Josef Lamberti, who has been elected to fill the vacancy on the Internal Control Committee.

Born in 1936 in Agira near Enna (Sicily), Pasquale Pistorio graduated in Electrical Engineering from the Polytechnic of Turin. He is currently President and Chief Executive Officer of STMicroelectronics.

Turin, December 23, 2004

Curriculum of Pasquale Pistorio is herewith enclosed.

The Fiat Group calendar of events, the composition of corporate offices and committees set up by the Board, together with the other documentation related to corporate governance are available at the website www.fiatgroup.com.
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PASQUALE PISTORIO

Mr. Pistorio was born at Agira near Enna (Sicily) in 1936, and graduated in Electrical Engineering from the Polytechnic of Turin. He began his career as a salesman for Motorola products first in Turin and then in Milan. In 1967 he joined Motorola and became Director of Marketing in Europe.

Pasquale Pistorio started a rapid career at the American semiconductor company, where he was first appointed Manager for worldwide marketing operations in Phoenix, Arizona, and then Vice President of the Motorola Corporation. Finally, he became General Manager of the International Semiconductor Division of Motorola responsible for design, manufacturing and marketing activities for all regions outside of the United States.

In July 1980 he returned to Italy to become President and Chief Executive Officer of the SGS Group, an Italian microelectronics company that merged under the guidance of Pasquale Pistorio with the French semiconductor company Thomson Semiconducteurs. In May 1987, SGS-THOMSON Microelectronics was founded. Pistorio headed this new company as President and Chief Executive Officer and brought the company among the leading semiconductor manufacturers worldwide.

Mr. Pistorio is a member of the Board of Directors of MEDEA+, the European advanced technology research program and, as of December 2003, of the ANIE Federation. As a firm believer in corporate social responsibility and a member of the ICT Task Force created by the United Nations to bridge the digital divide, Pasquale Pistorio contributed to the development of proposals to attract corporate attention and commitment in this new worldwide challenge.

Pasquale Pistorio was awarded the title of “Commendatore al Merito” of the Italian Republic, “Chevalier de l'Ordre National du Mérite” by the President of the French Republic, "Cavaliere del Lavoro” by the President of the Italian Republic, and “Chevalier de la Légion d’Honneur” of the French Republic. In addition, he received honorary degrees from the Universities of Genoa, Malta, Pavia, Catania, Palermo and recently from the University of Sannio, Benevento.

He is Vice President of Confindustria for innovation and research and a member of the “Conseil Stratégique pour l'attractivité du pays auprès du Premier Ministre français". He is a member of the Internal Advisory Council of the Government of Singapore; of the ICT Task Force of the United Nations; of the International Business Council of the World Economic Forum; of the World Business Council for Sustainable Development; of the French ″Conseil Stratégique des Technologies de l’Information″; of the Conseil Consultatif of Banque de France and of the Italian Institute of Technology (IIT). He is a member of the European Round Table of Industrialists (ERT). He is also Chairman of ENIAC, the technological platform for nanoelectronics of the European Union.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 23, 2004

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney